UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                                 AMENDMENT NO. 2

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
           UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Bison Instruments, Inc.
----------------------------------------------
(Name of Small Business Issuer in its charter)



Minnesota                             E41-0947661
-------------------------------       ------------------------------------
(State or other jurisdiction of       (I.R.S. Employer Identification No.)
incorporation or organization)



5610 Rowland Road, Minneapolis, MN                 55343-8956
---------------------------------------            -----------------------------
(Address of principal executive office)            (Zip Code)



Issuer's telephone number           (612) 931-0051
                                    --------------------------------------

Securities to be registered pursuant to Section 12(b) of the Act.

Title of each class                 Name of each exchange on which
                                    registered

-------------------                 ------------------------------

Securities to be registered pursuant to Section 12(g) of the Act.

Common Stock
-------------------------------------------------------------------------

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

The Company was incorporated under the laws of the State of Minnesota on January 18, 1968.

The Company has not been subject to any bankruptcy, receivership or similar proceedings.

In the last fiscal year and the first quarter of the current year, the Company sold substantially all of the assets of the Company outside of the ordinary course of business.

Prior to the sale of its assets, the Company was engaged in the manufacture and sale of electronic instrumentation. The Company currently is only engaged in residual sales of inventory on hand, and has ceased manufacturing new products. The following table provides some detail as to the Company's remaining inventory.

            INVENTORY              10/31/98         07/31/99
            Finished goods           50,000            7,500
            Less - reserves*        (50,000)          (7,500)
            net                           0                0

* the cost has been fully reserved as the product line has been sold.

The Company will continue its efforts to sell the inventory and does continue to receive inquiries in this regard.

Andus Inc., a Delaware corporation, owns 67.05% of the Company. Andus Inc. is a wholly-owned subsidiary of Autrex Inc., a Canadian corporation. Autrex Inc. also owns Pylon Electronics Inc. which is engaged primarily in the manufacture and distribution of electronic instrumentation, and equipment for the telecommunications and telephone industries, and the calibration and repair of electronic test and measurement instruments. Approximately 95% of the issued and outstanding stock of Autrex is owned by Androcan Inc., which is ultimately controlled by Mr. Barrie D. Rose, and members of this family.

Bison Instrument, Inc. also has a wholly-owned subsidiary, Bison International, Inc., which was incorporated in the U.S. Virgin Islands. Bison International, Inc, handled some international sales efforts of the Company, but is now essentially inactive.

The Company currently has one employee.

The Company sends out audited financial statements for each fiscal year-end to its security holders. The Company has not previously filed any reports with the Securities and Exchange Commission.

ITEM 2. MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS.

Sales from operations were $520,000 in 1998 compared with $2,554,000 in 1997. The net loss for 1998 was $152,000, or $0.17 per share, compared with a loss in 1997 of $1,298,000 or $1.46 per share. The 1998 loss includes other income of $118,000.

The other income received by the Company in 1998 was from the sale of its Galileo and Jupiter seismic product lines. Proceeds of the transaction totaled $474,000. In 1998, the total proceeds on disposal of fixed assets and product lines were $503,000. these proceeds were applied to repay a loan payable to its parent company, Autrex Inc., in the amount of $450,000.

In October, Bison entered into a conditional agreement to sell it remaining product line, the Mu-Meter Airport Runway Friction Measuring System. This sale, which was approved by the shareholders in November, closed that month. The sale generated proceeds of $179,000 and a gain of $90,000. This gain was recognized in the first quarter of 1999.

The Company has continued its efforts to sell off its remaining inventory. Sales through the third quarter were $32,880, resulting in a profit of $83,750. This compares to sales of $486,950 and a loss of $68,340 for the same period last year.

The Company has income tax losses of $1,400,000 available for carryforwards, which may be used to reduce future years' taxable income and for which the benefit has not been recorded. These losses expire between 2010 and 2015.

As operations have been wound down, Bison's staffing levels have been reduced. Other operating expenses were also reduced to a minimum, and only one salaried employee remains in Bison. The General Manager, Larry Martin, administers the corporate affairs of the Company and monitors residual business matters. The Company has sufficient cash resources to maintain these reduced operations for the foreseeable future.

The sale of the product lines has essentially rendered Bison inactive.

Other business opportunities for the corporation are being pursued. However, there is no guarantee that the Company will be successful in its endeavors.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company operates out of leased office space located at 5610 Rowland Road, Minneapolis, Minnesota.

The Company does not currently hold investments in real estate or mortgages relating to real estate.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a)  Security Ownership Greater than 5%

     --------------------------------------------------------------------
        (1)              (2)                (3)               (4)
     --------------------------------------------------------------------
     TITLE OF      NAME AND            AMOUNT AND          PERCENT OF
     CLASS         ADDRESS OF          NATURE OF           CLASS
                   BENEFICIAL          BENEFICIAL
                   OWNER               OWNER
     --------------------------------------------------------------------
     Common        Andus, Inc.         595,539 Common      67.05%
     Stock         1209 Orange         Shares
                   Street,
                   Wilmington,
                   Delaware, 19801
     --------------------------------------------------------------------

(b)  Security Ownership of Management

     --------------------------------------------------------------------
        (1)              (2)                (3)               (4)
     --------------------------------------------------------------------
     TITLE OF      NAME AND            AMOUNT AND          PERCENT OF
     CLASS         ADDRESS OF          NATURE OF           CLASS
                   BENEFICIAL          BENEFICIAL
                   OWNER               OWNER
     --------------------------------------------------------------------
     Common        Allan D.            12,418 Common        1.40%
     Stock         Erickson            Shares
                   2855 Park
                   Avenue
                   Minneapolis,
                   Minnesota,
                   55407
     --------------------------------------------------------------------
     Common        Barrie D.           595,539 Common       67.05%
     Stock         Rose*               Shares
                   50 Bartor Road
                   Toronto,
     --------------------------------------------------------------------

     --------------------------------------------------------------------
                   Ontario,
                   Canada, M9M 2G5
     --------------------------------------------------------------------
     Common        Total               607,957              68.45%
     Stock

          * Andus, Inc., a Delaware corporation, is a subsidiary of Autrex Inc., a Canadian corporation. Androcan Inc., a Canadian corporation, is the majority shareholder of Autrex Inc., and is ultimately controlled by Barrie D. Rose, and members of his immediate family.

(c)  Change in Control

     There are not currently any arrangements in place which may result in a change in control of the Company.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

                                    DIRECTORS

     NAME              AGE    POSITIONS HELD IN       TERM OF    SERVED
                              BISON                   OFFICE     SINCE

     Barrie D. Rose    69     Director                1 year     1983

     Allan D.          55     Director                1 year     1982
     Erickson

     Glen A. Peer      36     Director                1 year     1996

     Edward G.         54     Director, and Chief     1 year     1996
     Lampman                  Executive Officer

     Lawrence M.       58     Director and General    1          1998
     Martin                   Manager


Barrie D. Rose. Mr. Rose has held a number of executive positions in a variety of industrial companies. Mr. Rose founded the Androcan Group of Companies in 1984. He is currently Chairman and Chief Executive Officer of Androcan Inc. and Chairman and Chief Executive Officer of Autrex Inc., and Chairman and President of Andus Inc.

Allan D. Erickson. As well as being a director of Bison Instruments, Inc. since 1992, Mr. Erickson is also the founder and President of Dagan Corporation, and is one of the principal shareholders of Dagan Corporation.

Glen A. Peer. Mr. Peer has been President of Pylon Electronics Inc. since 1995, and has been a Director of Autrex Inc. since 1997. Prior to that, Mr. Peer was Vice-President and General Manager of Hathaway Inc.

Edward G. Lampman. Mr. Lampman has held a number of positions with the Androcan Group of Companies since 1993. He is currently President of Androcan Inc., and Executive Vice-President of Autrex Inc., and Vice-President of Andus Inc.

Lawrence M. Martin. Mr. Martin has been engaged since July 1997 on a contract basis as the Acting General Manager of Bison Instruments, Inc. Prior to consulting for Bison, he was Vice-President of Marketing for Hitchcock Industries from 1995 to 1997.

None of the directors or officers, or any companies employing them, have been subject to any bankruptcy, or criminal proceedings or are subject to any orders by the civil courts limiting their ability to carry on business or trade in securities.

ITEM 6.  EXECUTIVE COMPENSATION.

(a)  Summary Compensation Table

----------------------------------------------------------------------------------------------------
                             ANNUAL COMPENSATION            LONG-TERM COMPENSATION
                                                      --------------------------------
                                                              AWARDS           PAYOUTS
                       -----------------------------  -----------------------  -------
      (a)        (b)     (c)     (d)        (e)         (f)          (g)         (h)         (i)
----------------------------------------------------------------------------------------------------
NAME AND         YEAR  SALARY   BONUS   COMPENSATION  AWARD(S)   OPTIONS/SARs  PAYOUTS  COMPENSATION
PRINCIPAL               ($)      ($)         ($)        ($)          (#)         ($)         ($)
POSITION
---------------  ----  -----------------------------  -----------------------  -------  ------------
Edward G.        1998               nil                       nil              nil      nil
Lampman,         -----------------------------------------------------------------------------------
Chief            1997               nil                       nil              nil      nil
Executive        -----------------------------------------------------------------------------------
Officer          1996               nil                       nil              nil      nil
----------------------------------------------------------------------------------------------------

(b)  Option/SAR in Last Fiscal Year

----------------------------------------------------------------------------------------------------
                                          INDIVIDUAL GRANTS
----------------------------------------------------------------------------------------------------
        (a)                (b)                 (c)                (d)                 (e)
----------------------------------------------------------------------------------------------------
NAME                  NUMBER OF           % OF TOTAL          EXERCISE OR         EXPIRATION
                      SECURITIES          OPTIONS/SARs        BASE PRICE          DATE
                      UNDERLYING          GRANTED TO          ($/SH)
                      OPTIONS/SARs        EMPLOYEES IN
                      GRANTED (#)         FISCAL YEAR
----------------------------------------------------------------------------------------------------
     N/A *                   --                   --                  --                  --

----------------------------------------------------------------------------------------------------

(c) Aggregate Option/SAR Exercises in Last Fiscal Year and FY-end Option/Share Values

----------------------------------------------------------------------------------------------------
  (a)                (b)          (c)                  (d)                          (e)
----------------------------------------------------------------------------------------------------
NAME             SHARES        VALUE          NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                 ACQUIRED      REALIZED       UNDERLYING                   IN-THE-MONEY
                 ON            ($)            UNEXERCISED                  OPTIONS/SARS AT FY-
                 EXERCISE                     OPTIONS/SARS AT FY-          END ($)
                 (#)                          END (#)

                                              EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
----------------------------------------------------------------------------------------------------
     N/A *          --            --                    --                            --
----------------------------------------------------------------------------------------------------

* The Company had previously granted an option to purchase shares in the Company at $2.25 to a former officer. These options were cancelled in 1997 and were not replaced.

(d)  Long-term Incentive Plans - Awards in Last Fiscal Year

----------------------------------------------------------------------------------------------------
                                                         ESTIMATED FUTURE PAYOUTS
                                                         UNDER NO STOCK PRICED-BASED
                                                         PLANS
----------------------------------------------------------------------------------------------------
(a)              (b)                   (c)               (d)             (e)             (f)
----------------------------------------------------------------------------------------------------
NAME             NUMBER OF             PERFORMANCE       THRESHOLD       TARGET          MAXIMUM
                 SHARES, UNITS         OR OTHER          ($ OR #)        ($ OR #)        ($ OR #)
                 OR OTHER RIGHTS       PERIOD UNTIL
                 (3)                   MATURATION OR
                                       PAYOUT
----------------------------------------------------------------------------------------------------
     N/A *             --                    --              --             --               --
----------------------------------------------------------------------------------------------------

(e)  Compensation of Directors

     Allan D. Erickson and Lawrence M. Martin are each paid an annual retainer of $1,000, as well as fees in the amount of $200 per meeting for their services as directors of the Company. None of the other directors receive compensation for their services as directors.

(f) Employment Contracts and Termination of Employment/Change in Control Arrangements

     The Company does not have any compensatory plan or arrangement regarding the termination of any executive officer or regarding a change in control of the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Company has not entered into any transaction during the last two years to which the Company was a party in which any director or executive officer or nominees thereof or securities holders or members of their immediate families were also involved or have a direct or indirect material interest.

ITEM 8. DESCRIPTION OF SECURITIES.

The Company has authorized the issue of one class of common stock. As of the date of this report, 888,180 shares of common stock were issued and outstanding.

Dividends are payable on such stock as and when declared. Each share entitles the holder thereof to one vote. There are no preemptive rights with respect to this stock.

Because the securities of the Company may constitute "penny stocks" as defined in the Securities and Exchange Commission rules, the Company's securities may be subject to rules that impose special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a new worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rules, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rules may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in the offering to sell their securities in any market that might develop therefor.

In addition, the Securities and Exchange Commission has adopted a number of other rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-8 and 15g-9 under the Securities and Exchange Act of 1934, as amended. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market which might develop.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

The Company has not issued any debt securities.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's common equity is traded principally on the OTCBB Bulletin Board service. The high and low bids on the Company's common equity for each quarter in the last two fiscal years and subsequent interim periods are set out in the following table.

     ---------------------------------------------------------------
     FISCAL YEAR                 HIGH              LOW
     ---------------------------------------------------------------
     1997 Q1                     $2.50             $2.50
     ---------------------------------------------------------------
     1997 Q2                     $2.50             $2.50
     ---------------------------------------------------------------
     1997 Q3                     $2.50             $2.50
     ---------------------------------------------------------------
     1997 Q4                     $2.50             $2.50
     ---------------------------------------------------------------
     1998 Q1                     $2.50             $1.50
     ---------------------------------------------------------------
     1998 Q2                     $1.50             $0.25
     ---------------------------------------------------------------
     1998 Q3                     $0.25             $0.25
     ---------------------------------------------------------------
     1998 Q4                     $0.25             $0.11
     ---------------------------------------------------------------
     1999 Q1                     $0.11             $0.10
     ---------------------------------------------------------------
     1999 Q2                     $0.10             $0.10
     ---------------------------------------------------------------
     1999 Q3                     $0.16             $0.06
     ---------------------------------------------------------------

Note that these are over-the-counter market quotations, which reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions.

There are approximately 300 holders of record of the common stock of the Company.

No dividends have been declared on the common stock of the Company within the last two fiscal years or any subsequent interim period.

There are no restrictions that limit the ability to pay dividends on the common stock or that are likely to do so in the future.

ITEM 2. LEGAL PROCEEDINGS.

The Company is not presently party to any pending legal proceeding, and its property is not the subject of any pending legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

No independent accountant whose services were employed by the Company or any independent accountant on whom the report is relied on by the Company have resigned or been dismissed in the two most recent fiscal years or subsequent interim periods.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

The Company has not offered or issued securities to the public within the last three years.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company provides liability insurance for directors and officers of the Company. The current annual premium is approximately $1,400 for directors and officers, all of which was paid by the Company. The policy limit is $5,000,000 with a deductible of $50,000. The individual directors and officers of the Company and its subsidiaries are insured from claims against them for certain of their acts, errors or omissions. The Company is insured against any loss arising out of any liability to indemnify the directors or officers.

                                    PART F/S

                              Financial Statements of



                              BISON INSTRUMENTS, INC.



                              Years ended October 31, 1998 and 1997

AUDITORS' REPORT


To the Directors and Stockholders of Bison Instruments, Inc.


We have audited the balance sheets of Bison Instruments, Inc. as at October 31, 1998 and 1997 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in the United States.


/s/ KPMG LLP


Chartered Accountants

Toronto, Canada
December 9, 1998

BISON INSTRUMENTS, INC.
Balance Sheets
(Expressed in United States dollars)

October 31, 1998 and 1997
------------------------------------------------------------------------------------------------
                                                                       1998            1997
------------------------------------------------------------------------------------------------
Assets

Current assets:
      Cash                                                          $    33,199     $   109,117
      Accounts receivable                                                16,167         307,691
      Inventories (note 3)                                               79,000         319,100
      Current portion of notes receivable                                    --         151,667
      Prepaid expenses and other assets                                   2,226          38,494
      ------------------------------------------------------------------------------------------
                                                                        130,592         926,069

Fixed assets (note 4)                                                        --         118,586

------------------------------------------------------------------------------------------------
                                                                    $   130,592     $ 1,044,655
================================================================================================

Liabilities and Stockholders' Equity

Current liabilities:
      Accounts payable and accrued liabilities                      $    80,120     $   306,986
      Accrued wages and commissions                                          --          84,723
      Loan payable (note 6)                                                  --         450,560
      ------------------------------------------------------------------------------------------
                                                                         80,120         842,269

Stockholders' equity (note 7):
      Capital stock:
            Authorized:  2,000,000 common shares, $.10 par value
            Issued and outstanding:  889,890 common shares               88,989          88,989
      Capital in excess of par value                                    914,002         914,002
      Deficit                                                          (952,519)       (800,605)
      ------------------------------------------------------------------------------------------
                                                                         50,472         202,386

Operations (note 1)

------------------------------------------------------------------------------------------------
                                                                    $   130,592     $ 1,044,655
================================================================================================

See accompanying notes to financial statements.


On behalf of the Board:

 /s/ Edward G. Lampman      Director
-----------------------

 /s/ Lawrence M. Martin     Director
-----------------------

BISON INSTRUMENTS, INC.
Statements of Operations and Deficit
(Expressed in United States dollars)

Years ended October 31, 1998 and 1997
---------------------------------------------------------------------------------
                                                      1998              1997
---------------------------------------------------------------------------------
Sales                                             $    519,733     $  2,554,416

Cost of goods sold                                     255,583        1,721,711
-------------------------------------------------------------------------------

Gross profit                                           264,150          832,705

Operating expenses:
      Selling, general and administrative              553,293        1,027,131
      New product line development                          --          563,337
      Provision for restructuring (note 8)             (18,717)         377,734
      ---------------------------------------------------------------------------
                                                       534,576        1,968,202
---------------------------------------------------------------------------------

Operating loss                                        (270,426)      (1,135,497)

Other income (expense) (note 1)                        118,512          (67,256)
---------------------------------------------------------------------------------

Loss before income taxes                              (151,914)      (1,202,753)

Income taxes (note 9)                                       --           95,000
---------------------------------------------------------------------------------

Loss for the year                                     (151,914)      (1,297,753)

Retained earnings (deficit), beginning of year        (800,605)         497,148

---------------------------------------------------------------------------------
Deficit, end of year                              $   (952,519)    $   (800,605)
=================================================================================

Loss per share                                    $      (.171)    $     (1.458)
=================================================================================


See accompanying notes to financial statements.

BISON INSTRUMENTS, INC.
Statements of Cash Flows (Expressed in United States dollars)

Years ended October 31, 1998 and 1997
---------------------------------------------------------------------------------------------------------
                                                                                1998            1997
---------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Cash flows from operating activities:
      Loss for the year                                                      $  (151,914)    $(1,297,753)
      Adjustments to reconcile net loss to net cash
         provided by (used in) operating activities:
            Depreciation                                                          59,974         101,303
            Gain on disposal of product lines                                   (105,465)             --
            Gain on disposal of fixed assets                                     (10,905)             --
            Deferred income taxes                                                     --          95,000
            Loss on disposition of equipment held for rental                          --           5,370
      ---------------------------------------------------------------------------------------------------
                                                                                (208,310)     (1,096,080)
      Changes in non-cash working capital balances
         related to operations:
            Accounts receivable                                                  291,524         253,265
            Notes receivable                                                     151,667         192,155
            Inventories                                                          (82,882)        667,410
            Prepaid expenses and other assets                                     36,268          40,000
            Accounts payable and accrued liabilities                            (226,866)       (306,012)
            Accrued wages and commissions                                        (84,723)         38,658
      ---------------------------------------------------------------------------------------------------

      Net cash (used in) provided by operating activities                       (123,322)       (210,604)

Cash flows from investing activities:
      Proceeds on disposal of fixed assets                                        37,382              --
      Proceeds on disposal of product lines                                      466,094              --
      Capital expenditures                                                        (5,512)        (31,527)
      ---------------------------------------------------------------------------------------------------
                                                                                 497,964         (31,527)

Cash flows from financing activities:
      Loan payable                                                              (450,560)        450,560
      Line of credit                                                                  --        (150,000)
      ---------------------------------------------------------------------------------------------------

      Net cash provided by financing activities                                 (450,560)        300,560
---------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash                                                  (75,918)         58,429

Cash, beginning of year                                                          109,117          50,688

---------------------------------------------------------------------------------------------------------
Cash, end of year                                                            $    33,199     $   109,117
=========================================================================================================

Supplemental information:
Cash paid for interest                                                       $        --     $    25,614
Notes receivable obtained on sale of equipment                               $        --     $    48,513

=========================================================================================================


See accompanying notes to financial statements.

BISON INSTRUMENTS, INC.
Notes to Financial Statements
(Expressed in United States dollars)

Years ended October 31, 1998 and 1997
--------------------------------------------------------------------------------


Bison Instruments, Inc. (the "Company") was engaged in the manufacture of geophysical and other measurement instruments, sold internationally, until the end of this fiscal year. Andus Inc. owns approximately 66.9% of the Company's outstanding common stock. Andus is a subsidiary of Autrex Inc. of Toronto, Canada.


1.   GAIN ON DISPOSAL OF PRODUCT LINES AND FIXED ASSETS:

     On June 5, 1998, Bison sold the seismic products lines, including all inventory and intellectual property associated therewith, to a third party resulting in a net gain on disposal of product lines and fixed assets of $116,370.

     An agreement to sell the Mu-Meter product line, including inventory and intellectual property rights, for $179,000 was entered into on October 23, 1998, and closed in November 1998 with a net gain of approximately $90,000 being recognized in the first quarter of 1999.

     At October 31, 1998, the operations of Bison had essentially ceased and the corresponding assets were written down to net realizable value.


2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Inventories:

          Inventories are stated at the lower of cost and net realizable value.

     (b)  Fixed assets:

          There are no remaining fixed assets at October 31, 1998. Depreciation has been provided throughout the year using the following methods and useful lives:

          ----------------------------------------------------------------------
                                                                      Useful
          Asset                           Basis                        lives
          ----------------------------------------------------------------------

          Shop equipment                  Straight line           2-10 years
          Furniture and fixtures          Straight line            3-5 years
          Leasehold improvements          Straight line              3 years
          Equipment held for rental       Straight line              3 years

     (c)  Product warranty costs:

          Anticipated future costs of product warranties were charged to operations in the year the product was sold.

BISON INSTRUMENTS, INC.
Notes to Financial Statements (continued)
(Expressed in United States dollars)

Years ended October 31, 1998 and 1997
--------------------------------------------------------------------------------


2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (d)  Income taxes:

          The Company accounts for income taxes in accordance with the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (e)  Fair value of financial assets and financial liabilities:

          The fair value of the Company's cash, accounts receivable, notes receivable, accounts payable and accrued liabilities approximates their carrying amounts due to the relatively short periods to maturity of the instruments.

     (f)  Use of estimates:

          These financial statements are prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income, expenses and changes in financial position for the year. Actual results could differ from these estimates.

     (g)  Earnings per share:

          The earnings per share computations are based on the weighted average number of common shares outstanding during each year (889,890 shares).


3.   INVENTORIES:

     Inventories consist of the following:
     ---------------------------------------------------------------------------
                                                       1998           1997
     ---------------------------------------------------------------------------

     Finished goods                               $  79,000      $ 165,548
     Work-in-process                                     --         43,481
     Raw materials                                       --        110,071

     ---------------------------------------------------------------------------
                                                  $  79,000      $ 319,100
     ===========================================================================

BISON INSTRUMENTS, INC.
Notes to Financial Statements (continued)
(Expressed in United States dollars)

Years ended October 31, 1998 and 1997

--------------------------------------------------------------------------------


4.   FIXED ASSETS:

     Fixed assets consist of the following:

     ---------------------------------------------------------------------------
                                                               1998        1997
     ---------------------------------------------------------------------------
                                             Accumulated   Net book    Net book
                                     Cost   depreciation      value       value
     ---------------------------------------------------------------------------

     Shop equipment              $     --       $     --   $     --    $ 23,393
     Furniture and fixtures            --             --         --      26,032
     Leasehold improvements            --             --         --       1,938
     Equipment held for rental         --             --         --      67,223

     ---------------------------------------------------------------------------
                                 $     --       $     --   $     --    $118,586
     ===========================================================================


5.   RELATED PARTY TRANSACTIONS:

     The Company accrued management fees of $25,000 (1997 - nil) to Autrex Inc. Included in accrued liabilities is $25,000 (1997 - $14,931) payable to Autrex Inc.


6.   LOAN PAYABLE:

     The non-interest bearing loan payable to Autrex Inc. was repaid during the year.


7.   STOCKHOLDERS' EQUITY:

     In 1995, the Company granted to an officer an option to purchase 50,000 shares of the Company at $2.25 per share. The options vest at the rate of 10,000 on January 7 of each year from 1995 to 1998 inclusive and expire on January 7, 2001. On July 23, 1997, these 50,000 stock options were cancelled and not replaced.


8.   RESTRUCTURING EXPENSES:

     During 1997, the Company commenced reorganizing and downsizing its operations. Certain product lines were eliminated, resulting in inventory writedowns of $257,000, other intangible assets in the amount of $33,000 were written off, and severance payments and other related expenses of $88,000 were accrued in the 1997 financial statements. Of the $88,000, approximately $70,000 was paid out by October 31, 1998; the remaining $18,000 was taken into income this year.

BISON INSTRUMENTS, INC.
Notes to Financial Statements (continued)
(Expressed in United States dollars)

Years ended October 31, 1998 and 1997

--------------------------------------------------------------------------------


9.   INCOME TAXES:

     Income tax expenses in the 1997 fiscal year were the result of an increase in the valuation allowance for deferred tax debits representing loss carryforwards for which a future benefit is no longer probable.

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at October 31, 1998 and October 31, 1997 are presented below:

     ----------------------------------------------------------------------------------
                                                                1998              1997
     ----------------------------------------------------------------------------------
     Deferred tax assets primarily attributable to losses available for carryforward, reserves on receivables and
        non-deductible accruals                         $  1,400,000      $  1,200,000
     Less valuation allowance                             (1,400,000)       (1,200,000)
     ----------------------------------------------------------------------------------
                                                                  --                --

     Deferred tax liabilities primarily attributable to excess
        tax depreciation over financial reporting depreciation    --                --

     ----------------------------------------------------------------------------------
     Net deferred tax asset                             $         --      $         --
     ==================================================================================


10.  RETIREMENT PLAN:

     The Company has a 401(k) defined contribution retirement plan which is available to all company employees who have reached age 21 and completed six months of employment. Employer contributions to a maximum of 4% of qualified compensation are made at a rate of 50% of employees' contributions. Expenses incurred by the Company related to such contributions were $6,950 (1997 - $22,650).

BISON INSTRUMENTS, INC.
Notes to Financial Statements (continued)
(Expressed in United States dollars)

Years ended October 31, 1998 and 1997

--------------------------------------------------------------------------------


11.   SEGMENT OF BUSINESS:

      The Company's operations are in one principal segment - the manufacture and sale of geophysical and other measurement instrumentation. A breakdown of sales by geographic area for the year is as follows:

      --------------------------------------------------------------------------
                                                        1998              1997
      --------------------------------------------------------------------------

      Domestic customers                          $  339,358      $  1,193,859
      Foreign customers:
            Europe                                    76,704           401,745
            Canada                                    91,191           406,919
            Asia                                       2,262           256,479
            Argentina                                  1,202                --
            South America                              1,468           159,545
            All other                                  7,548           135,869

      --------------------------------------------------------------------------
                                                  $  519,733      $  2,554,416
      ==========================================================================

Sales amounts reported include instrument rental income of $116,256 (1997 - $151,980).

                             BISON INSTRUMENTS, INC.

                                  BALANCE SHEET

                                  JULY 31, 1999


UNAUDITED (000'S)                                             1999         1998
--------------------------------------------------------------------------------

ASSETS
     Cash                                                 $    134     $    116
     Accounts receivable                                        --           75
     Inventory                                                  --           86
     Prepaid expenses                                           --           26
     Fixed                                                      --           27
                                                          --------     --------
                                                          $    134     $    330
                                                          ========     ========

LIABILITIES
     Accounts payable and accruals                        $     --     $     96
     Loan payable                                               --          100
                                                          --------     --------
                                                                --          196
                                                          --------     --------

SHAREHOLDERS EQUITY
     Capital stock                                           1,003        1,003
     Deficit                                                  (869)        (869)
                                                          --------     --------
                                                               134          134
                                                          --------     --------

                                                          $    134     $    330
                                                          ========     ========

                             BISON INSTRUMENTS, INC.

                         STATEMENT OF INCOME AND DEFICIT

                         NINE MONTHS ENDED JULY 31, 1999


UNAUDITED (000'S)                                              1999        1998
--------------------------------------------------------------------------------

Sales                                                       $    32     $   487

Cost of sales and operating
expenses                                                         44         669
                                                            -------     -------

                                                                (12)       (182)

Gain on disposal of product line                                 96         114
                                                            -------     -------

Net income (loss) for the period                                 84         (68)

Deficit, beginning of period                                   (953)       (801)
                                                            -------     -------

Deficit, end of period                                      $  (869)    $  (869)
                                                            =======     =======

INCOME (LOSS) PER SHARE                                     $  0.09     $ (0.08)
                                                            =======     =======

                             BISON INSTRUMENTS, INC.

                             STATEMENT OF CASH FLOWS

                         NINE MONTHS ENDED JULY 31, 1999


UNAUDITED (000'S)                                              1999        1998
--------------------------------------------------------------------------------

Net income (loss)                                           $    84     $   (68)
Depreciation                                                     --          45
Gain on disposal of a product line                              (96)       (105)
Gain on disposal of fixed assets                                 --         (11)
Other non-cash items                                            (74)       (384)
                                                            -------     -------
                                                                (86)       (523)
                                                            -------     -------

Proceeds on disposal of
fixed assets and a product line                                 187         530
                                                            -------     -------
                                                                187         530
                                                            -------     -------

Increase in cash                                                101           7

Cash, beginning of period                                        33         109
                                                            -------     -------

Cash, end of period                                         $   134     $   116
                                                            =======     =======

                                    PART III

ITEM 1. EXHIBITS AND INDEX TO EXHIBITS

(a)  EXHIBITS

     The rights of securities holders are set out in their entirety in the Articles of Incorporation of the Company, its By-laws and all amendments thereto and are incorporated herein by reference under the classification of Instruments Defining the Rights of Holders.

     The Company is not subject to any voting trust agreements.

     As the Company is essentially inactive at the time of this filing, it is not currently party to any material contracts aside from a monthly lease for a small office space. A copy of the lease document and other related documents are attached.

     The Company was party to two separate material contracts in the last two years wherein the Company disposed of substantially all of its assets. Copies of these documents are also attached.

     A statement regarding the computation of share earnings has not been included in this Form for Registration of Securities, as the primary and fully-diluted share earnings are identical and can be clearly determined from the financial statements provided.

     A Financial Data Schedule is also included.

(b)  INDEX TO EXHIBITS

                                                    Page
     1.   (i)   Articles of Incorporation           26
          (ii)  By-laws                             39
     2.   Instruments defining
           the rights of holders                    incorporated by reference
                                                    (see Articles & By-Laws)
     3.   Material Contracts                        47
     4.   Financial Data Schedule                   114

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Bison Instruments, Inc.
                                       -----------------------------------------

Date: October 4, 1999                  By:  /s/ Edward G. Lampman
      ------------------                    ------------------------------------
                                            (Signature)

                                       Edward G. Lampman
                                       -----------------------------------------
                                       (Print Name of Signing Officer)


                                       Chief Executive Officer
                                       -----------------------------------------
                                       (Title of Signing Officer)